UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month August 2013

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated August 28, 2013	3

Grifols, S.A.
Parc Empresarial Can Sant Joan Av. de la Generalitat, 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. +34 935 710 500 www.grifols.com

RELEVANT EVENT

Grifols, S.A. (“Grifols”), as a continuation of the Relevant Event number 187674 dated May 21st 2013, informs that on August 27th the closing of the subscription of the shares of Aradigm Corporation (“Aradigm”) by Grifols has taken place and, therefore, the exclusive worldwide licence agreement to develop and commercialize PulmaquinTM has become effective, all under the terms and conditions already reported.

In Barcelona, 28 August 2013

Raimon Grifols Roura
Secretary to the Boards of
Directors of Grifols, S.A.

Grifols, S.A. - Jesús y Maria, 6 - 08022 Barcelona - ESPAÑA - N.I.F. A-58389123 - Reg. Mer. Barcelona, Tomo 8620, Libro Sdes. 7864, Sección 2.a, Folio 119, Hoja 100.509, Inscrip. 1.a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: August 28, 2013